SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _______
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No       X

FINAL RESULTS OF THE AUCTION HELD ON MAY 12, 2008 OF THE PUBLIC TENDER OFFER FOR ACQUISITION OF 1/3 OF THE OUTSTANDING PREFERRED SHARES OF TELEMIG CELULAR PARTICIPAÇÕES S.A. AND OF TELEMIG CELULAR S.A. (“VTOs”)

São Paulo, May 15, 2008 – VIVO Participações S.A. (“Vivo Part”) announces the results of the auction held on May 12, 2008 (“Auction”) held in connection with the offer to purchase up to 1/3 of the outstanding preferred shares of Telemig Celular Participações S.A. (“Telemig Part”) and Telemig Celular S.A. (“Telemig Celular”), that was made in accordance with the corresponding Voluntary Tender Offer Notice published on April 8, 2008 by TCO IP S.A. as the Offeror (“Offer Notice”). Because the amount of shares offered by shareholders in the Auction exceeded the maximum number of shares TCO IP had undertaken to acquire per the Offer Notice, a proportional allocation was applied. The proration factors are stated below:

Negotiation Code	Maximum Amount of Shares of the VTOs (1/3)	Amount of shares effectively acquired	Proration factor
TMCP4L	7,257,020	7,257,020	0.3907
TMGC6L (class B)	65	47	n/a
TMGC7L (class C)	6,923	908	n/a
TMGC11L (class E)	1,276	703	n/a
TMGC12L (class F)	4,261	77	n/a
TMGC13L (class G)	87,757	87,757	0.9651

Vivo Part announces that, after the settlement of the Auction on May 15, 2008, TCO IP will hold 31.912% of the preferred shares of Telemig Part, representing 20.043% of Telemig Part’s total capital stock, and 6.043% of the preferred shares of Telemig Celular, representing 3.773% of Telemig Celular’s total capital stock.

For further details, please see the Notice of Material Fact available at http://www.vivo.com.br/ri.

VIVO Investor Relations

Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio
Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110 Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information disclosure on website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.